UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of January 17, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the United States Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the twelfth paragraph thereof:

On January 13, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.7.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the sixth paragraph thereof:

7.7           Press Release, dated January 13, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                               January 17, 2012

                                                                                               MOUNT KELLETT CAPITAL MANAGEMENT LP

                                                                                               By:  Mount Kellett Capital Management GP LLC,
                                                                                                        its general partner

                                                                                            By:  /s/ Jonathan Fiorello
                                                                                                           Jonathan Fiorello
                                                                                                           Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.7

Shareholders to Baja Board of Directors: Who is Watching our Investment?

-           Continued shareholder pressure leads to more “window dressing initiatives”

-           Board has not addressed fundamental issues of nepotism, preference and independence

-           Purported “criteria for board appointment” not found in Baja governance documents

Vancouver, British Columbia—(Marketwire- January 13, 2012) The largest shareholder of Baja Mining Corp. (“Baja” or the “Company”) today characterized the latest window-dressing initiatives of Baja as fundamentally missing the pulse of shareholders, who are asking: “Who is watching my investment?”

The Mount Kellett requisition calls for the addition of two new independent directors, a reduction in the size of the board and a series of initiatives to address corporate governance concerns. These concerns include a prevailing culture of nepotism and preference at the Company and a lack of independence in critical decision making.

Mount Kellett Statement:

“While it has taken a requistion, several Schedule 13D filings, significant resources of Mount Kellett and three press releases of the Company, we are pleased that the board has finally heard shareholders on making the stock option plan ISS compliant. Unfortunately, the board has still not addressed fundamental issues of nepotism, preference and independence.  Nor has the board addressed the reduction in its size needed to increase overall independence. As the Baja board has determined to incrementally announce shareholder-driven changes, we are happy to help them get past the finish line. Here is what needs to be done: (1) stop the nepotism - this is self explanatory; and (2) increase independent representation on the board by reducing its size and adding Mr. Lorie Waisberg and Mr. Stephen Lehner, who will also bring an “owner-driven” mentality to the board that we believe has been sorely lacking.

The board has also, embarrassingly, taken the position that it has its own special “criteria for board appointment” that self-servingly excludes major shareholder representation. Apart from the fact that such a policy is not disclosed in Baja’s governance documents and that Mr. Stephen Lehner would unequivocally be considered independent for corporate and securities law purposes in Canada and the United States, there are dozens of examples of significant Canadian and US issuers with “owner-driven” directors on their boards who are considered independent.

Why is the Company continuing to “window dress”? Why is the Company not addressing the fundamental issues? Why is the Company spending time gaming such simple issues?

Shareholders are asking: “Who is watching our investment?”

Detailed information on the nominees of Mount Kellett, additional governance concerns and the purpose and history leading up to the requisition will be provided in Mount Kellett’s information circular, which will be mailed to shareholders prior to the requisitioned meeting and filed on SEDAR.

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contact:

Karen Chodzicki, Kingsdale Communications Inc.

Phone:  416-867-2335